FAIRFAX News Release
Stock Symbol: FFH

TORONTO, December 16, 2002

RESTRUCTURING OF TIG AND
INCREASED INVESTMENT IN TRG;
LISTING ON NYSE

     Fairfax Financial Holdings Limited announces that it has restructured its subsidiary TIG Insurance Company. The major elements of this restructuring and related transactions are:

•	TIG is discontinuing the remainder of its program business in Dallas and is separating its discontinued program business from its ongoing business. TIG’s discontinued program business represented approximately 56% (including approximately 33% discontinued earlier in 2002) of TIG’s US$722 million of net premiums written during the nine months to September 30, 2002.

•	TIG’s discontinued business will be managed by the highly skilled TRG/RiverStone team led by Michael A. Coutu and Dennis C. Gibbs.

•	TIG will distribute to Fairfax approximately Cdn$1.25 billion of assets, including 33.2 million of TIG’s 47.8 million shares of NYSE-listed Odyssey Re Holdings Corp. The distributed securities will initially be held in trust for TIG’s benefit, principally pending TIG’s satisfaction of certain financial tests at the end of 2003.

•	In achieving the foregoing, TIG has merged with Fairfax’s International Insurance Company subsidiary, which had unaudited GAAP equity of US$547 million at September 30, 2002. Messrs. Coutu and Gibbs, the Chairman and CEO respectively of TRG/RiverStone, will continue in those positions with the merged company, while Scott Donovan will continue as President and COO.

•	Over the next 15 years, Fairfax will purchase additional shares of TRG, International Insurance’s holding company, for US$425 million (US$204 million at current value, using a discount rate of 9% per annum), payable approximately US$5 million a quarter from 2003 to 2017 and approximately US$128 million at the end of 2017, thereby becoming the sole shareholder of TRG.

•	Fairfax will recognize a charge of approximately Cdn$28 million after tax as a result of strengthening TIG’s reserves by US$200 million, incurring a restructuring charge and related charges aggregating approximately US$65 million, and offsetting the approximately US$204 million of negative goodwill arising from the International Insurance transactions.

     By merging TIG with International Insurance, a run-off company with an industry recognized and respected record and management team, and by taking the other steps described in this announcement, Fairfax is confident that TIG’s run-off business will be well managed and will no longer be a factor in TIG’s or Fairfax’s ongoing operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

     TIG’s special risk operations unit based in Napa, California, under the continuing leadership of Steve Brett, will operate going forward predominantly as a managing general underwriter, focusing on excess property and excess casualty insurance. The special risk operations represented approximately 20% of TIG’s US$722 million of net premiums written during the nine months to September 30, 2002.

     Separately, pursuant to an agreement in principle, Odyssey Re Holdings will acquire the healthcare division of the special risk operations unit, together with an excess and surplus lines subsidiary of TIG through which the majority of this business will be written. Odyssey Re Holdings will not be assuming liability associated with business written prior to this acquisition. The agreement in principle is subject to formal documentation, applicable regulatory approvals and usual closing conditions.

     An evaluation of TIG’s other ongoing operations, comprised of its accident and health, Hawaii and Ranger units, is being carried out under the direction of Wayne Ashenberg, the former President of John Deere Insurance Group. These operations represented approximately 24% of TIG’s US$722 million of net premiums written during the nine months to September 30, 2002. The operations which are performing within Fairfax’s objective of achieving a 100% combined ratio or better will be carried on in a separate insurance subsidiary which will not be a subsidiary of TIG.

     Fairfax has guaranteed that TIG will maintain US$500 million of statutory surplus at the end of 2003, a risk-based capital of at least 200% at each year-end, and a continuing net reserves to surplus ratio not exceeding 3 to 1. Immediately after TIG’s distribution of securities to Fairfax described in this announcement, TIG will have more than US$500 million of statutory surplus and a net reserves to surplus ratio less than 3 to 1.

     The approximately Cdn$1.25 billion of assets being distributed by TIG to Fairfax consists of 33.2 million of the outstanding shares of Odyssey Re Holdings (market value of approximately Cdn$940 million), all of the shares of Commonwealth Insurance Company (GAAP equity of approximately Cdn$195 million) and all of the shares of Ranger Insurance Company (GAAP equity of approximately Cdn$125 million). If Fairfax determines to replace the US$300 million of additional adverse development reinsurance which will be provided to TIG by a Fairfax subsidiary with a third party adverse development cover, US$300 million of these securities will be released from the trust. Substantially all of the remainder will be released upon TIG’s meeting the financial tests described above at the end of 2003.

     Fairfax will hold a conference call to discuss the transactions described in this announcement at 8:30 a.m. Eastern Time on Tuesday, December 17, 2002. The call, consisting of a presentation by the company followed by a question period regarding these transactions, may be accessed at (416) 695-9757 or (877) 888-3855. A replay of the call will be available from shortly after the termination of the call until 10:00 p.m. Eastern Time on Tuesday, December 31, 2002. The replay may be accessed at (416) 695-9728 or (888) 509-0081.

     Fairfax is also pleased to confirm that its subordinate voting shares will be listed on the New York Stock Exchange on Wednesday, December 18, 2002.

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

The foregoing announcement may contain forward-looking statements. Actual results may differ, perhaps materially, from those contained in such forward-looking statements as a result of a large variety of uncertainties and risk factors, the most foreseeable of which are listed on pages 88 and 89 of Fairfax’s 2001 Annual Report which is available on Fairfax’s website at www.fairfax.ca.

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